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EXHIBIT (12)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)                                     Sprint Corporation

                                                                                             Quarters Ended
                                                                                               March 31,
                                                                                     -------------------------------
                                                                                           1999            1998
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Earnings
   Income (loss) before income
     taxes and extraordinary items                                                   $      (283.9)  $      360.2
   Capitalized interest                                                                      (30.4)         (33.2)
   Equity in losses of less than
     50% owned entities                                                                       38.2           21.0
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Subtotal                                                                                    (276.1)         348.0
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Fixed charges
   Interest charges                                                                          224.8          199.3
   Interest factor of operating rents                                                         74.1           63.0
   Pre-tax cost of preferred stock
     dividends of subsidiaries                                                                 -              0.1
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Total fixed charges                                                                          298.9          262.4
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Earnings, as adjusted                                                                $        22.8   $      610.4
                                                                                     -------------------------------

Ratio of earnings to fixed charges(1)                                                          -             2.33
                                                                                     -------------------------------


    Note: The ratio was computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Earnings include income from continuing operations before taxes, plus equity in the net losses of less-than-50% owned entities, less capitalized interest. Fixed charges include (a) interest on all debt of continuing operations (including amortization of debt issuance costs), (b) the interest component of operating rents, and (c) the pre-tax cost of subsidiary preferred stock dividends.

    (1)  For the 1999 first quarter, earnings, as adjusted, were inadequate to cover fixed charges by $276 million.

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